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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GRIC Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

398081109

(CUSIP Number)

Chua Joo Hock Vertex Management Inc. Three Lagoon Drive, Suite 220 Redwood City, CA 94065 (650) 232 -2700	Eileen Duffy Robinett, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 14, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 398081109	13D/A	2 of 35

1.	Name of Reporting Person: Vertex Technology Fund Ltd ("VTF")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 17,954,174 shares of Common Stock[1,2]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 1,441,251 shares of Common Stock[1]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,954,174 shares of Common Stock[1,2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11): 53.0%*

14.	Type of Reporting Person (See Instructions): CO

[1] Unless otherwise indicated, share information is as of July 28, 2003. Of these shares, 688,240 shares of Common Stock are held of record by VTF, 602,409 shares of Common Stock are issuable upon conversion of Series A Preferred Stock held by VTF and 150,602 shares of Common Stock are issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants held by VTF. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held of record by VTF pursuant to a power of attorney granted by VTF to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares. The voting of the 688,240 shares of Common Stock held of record by VTF and the 753,011 shares of Series A Preferred Stock held of record and issuable upon exercise of warrants held of record by VTF are also subject, with respect to certain matters, to a voting agreement entered into on January 30, 2002, as amended and restated as of April 19, 2002, by and among GRIC Communications, Inc. (“GRIC”) and the Investors and Stockholders listed on Schedules A and B with respect thereto (the “Voting Agreement”).

[2] Includes (i) 5,718,352 shares of Common Stock and options to purchase 1,683,128 shares of Common Stock exercisable within 60 days of July 28, 2003 held of record by persons other than VTF which are subject to the Voting Agreement and (ii) 9,111,443 shares of Common Stock issuable upon conversion of 7,228,914 shares of Series A Preferred Stock, and conversion of 1,882,529 shares of Series A Preferred Stock issuable upon exercise of warrants, held by persons other than VTF which are subject to the Voting Agreement and were purchased pursuant to that certain Series A Preferred Stock and Warrant Purchase Agreement dated as of January 30, 2002, as amended and restated as of April 19, 2002, among GRIC and the investors thereunder (the “Purchase Agreement”). Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF with respect to the particular matters subject to the Voting Agreement. VTF expressly disclaims beneficial ownership of such shares.

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 11,547,582 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP NO. 398081109	13D/A	3 of 35

1.	Name of Reporting Person: Vertex Technology Fund (II) Ltd ("VTF2")		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 17,954,174 shares of Common Stock[3,4,5]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 753,011 shares of Common Stock[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,954,174 shares of Common Stock[3,4,5]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐

13.	Percent of Class Represented by Amount in Row (11): 53.0%*

14.	Type of Reporting Person (See Instructions): CO

[3] Unless otherwise indicated, share information is as of July 28, 2003. Includes 602,409 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by VTF2 and 150,602 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF2. All of such shares are subject to the Voting Agreement. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF2 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares.

[4] Includes 9,111,443 shares of Common Stock issuable upon conversion of 7,228,914 shares of Series A Preferred Stock, and conversion of 1,882,529 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF2 with respect to the particular matters subject to the Voting Agreement. VTF2 expressly disclaims beneficial ownership of such shares.

[5] Includes 6,406,592 shares of Common Stock and options to purchase 1,683,128 shares of Common Stock exercisable within 60 days of July 28, 2003 held of record by persons other than VTF2 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VTF2 with respect to the particular matters subject to the Voting Agreement. VTF2 expressly disclaims beneficial ownership of such shares.

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 11,547,582 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP NO. 398081109	13D/A	4 of 35

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only) Vertex Technology Fund (III) Ltd ("VTF3")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 17,954,174 shares of Common Stock[6,7,8]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 753,011 shares of Common Stock[6]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,954,174 shares of Common Stock[6,7,8]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11): 53.0%*

14.	Type of Reporting Person (See Instructions): CO

[6] Unless otherwise indicated, share information is as of July 28, 2003. Includes 602,409 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock held by VTF3 and 150,602 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF3. All of such shares are subject to the Voting Agreement. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF3 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF3, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of these shares.

[7] Includes 9,111,443 shares of Common Stock issuable upon conversion of 7,228,914 shares of Series A Preferred Stock, and conversion of 1,882,529 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VTF3 with respect to the particular matters subject to the Voting Agreement. VTF3 expressly disclaims beneficial ownership of such shares.

[8] Includes 6,406,592 shares of Common Stock and options to purchase 1,683,128 shares of Common Stock exercisable within 60 days of July 28, 2003 held of record by persons other than VTF3 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VTF3 with respect to the particular matters subject to the Voting Agreement. VTF3 expressly disclaims beneficial ownership of such shares.

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 11,547,582 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP NO. 398081109	13D/A	5 of 35

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Vertex Investment (II) Ltd ("VI2")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 17,954,174 shares of Common Stock[9,10,11]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 1,946,426 shares of Common Stock[9]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,954,174[9,10,11]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11): 53.0%*

14.	Type of Reporting Person (See Instructions): CO

[9] Unless otherwise indicated, share information is as of July 28, 2003. Of these shares, 1,946,426 shares of Common Stock are held of record by VI2. Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the 1,946,426 shares of Common Stock held of record by VI2 pursuant to a power of attorney granted by the reporting person to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of these shares. The voting of the 1,946,426 shares of Common Stock held of record by VI2 are also subject, with respect to certain matters, to the Voting Agreement.

[10] Includes 9,864,454 shares of Common Stock issuable upon conversion of 7,831,323 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by VI2 with respect to the particular matters subject to the Voting Agreement. VI2 expressly disclaims beneficial ownership of such shares.

[11] Includes 4,460,166 shares of Common Stock and options to purchase 1,683,128 shares of Common Stock exercisable within 60 days of July 28, 2003 held of record by persons other than VI2 which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by VI2 with respect to the particular matters subject to the Voting Agreement. VI2 expressly disclaims beneficial ownership of such shares.

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 11,547,582 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP NO. 398081109	13D/A	6 of 35

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Vertex Management (II) Pte Ltd ("VM2")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 4,893,699 shares of Common Stock[12]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 4,893,699 shares of Common Stock[12]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,893,699 shares of Common Stock[12]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* See footnote 12 ☒

13.	Percent of Class Represented by Amount in Row (11): 19.9%

14.	Type of Reporting Person (See Instructions): CO

[12] Unless otherwise indicated, share information is as of July 28, 2003. Of these shares, 688,240 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 1,946,426 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 1,807,227 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock held by VTF, Vertex Technology Fund (II) Ltd (“VTF2”) and Vertex Technology Fund (III) Ltd (“VTF3”) and 451,806 shares of Common Stock are issuable upon the conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2 and VTF3. VM2 and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of these shares pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2 and VTF3 and as a holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3. VM2 disclaims beneficial ownership of such shares. The voting of the 2,634,666 shares of Common Stock held of record by VTF and VI2 and the 2,259,033 shares of Series A Preferred Stock held of record and issuable upon exercise of warrants held of record by VTF, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 5,455,054 shares of Common Stock and options exercisable within 60 days of July 28, 2003 held by other parties to the Voting Agreement, or 7,605,421 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement nor does it include 25,000 shares of Common Stock issuable upon exercise of options held by Mr. Lee for the benefit of Vertex Investment International (I) Inc. (“VII1”).

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 2,259,033 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of warrants and Series A Preferred Stock that are held by VTF, VTF2 and VTF3.

CUSIP NO. 398081109	13D/A	7 of 35

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Lee Kheng Nam ("Lee")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 4,926,199 shares of Common Stock[13]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 4,926,199 shares of Common Stock[13]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,926,199 shares of Common Stock[13]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* See footnote 13 ☒

13.	Percent of Class Represented by Amount in Row (11): 20.0%*

14.	Type of Reporting Person (See Instructions): IN

[13] Unless otherwise indicated, share information is as of July 28, 2003. Of these shares, 688,240 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 1,946,426 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 32,500 shares of Common Stock are subject to options held by Mr. Lee which are exercisable within 60 days of July 28, 2003, 1,807,227 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock held by VTF, Vertex Technology Fund (II) Ltd (“VTF2”) and Vertex Technology Fund (III) Ltd (“VTF3”) and 451,806 shares of Common Stock are issuable upon the conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2 and VTF3. Pursuant to an agreement between Vertex Investment International (I) Inc. and Mr. Lee, any economic benefit derived from 25,000 of the options held by Mr. Lee will inure to the benefit of Vertex Investment International (I) Inc. VM2 and Mr. Lee, as its President, may be deemed to have the power to vote and dispose of the shares held directly by VTF, VI2, VTF2 and VTF3 pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. In addition, Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2 and VTF3 and as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may also be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3. Mr. Lee disclaims beneficial ownership of such shares. The voting of the 2,634,666 shares of Common Stock held of record by VTF and VI2 and the 2,259,033 shares of Series A Preferred Stock held of record and issuable upon exercise of warrants held of record by VTF, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the (i) 5,455,054 shares of Common Stock and options exercisable within 60 days of July 28, 2003 held by other parties to the Voting Agreement (including those held by Singapore Computer Systems Ltd (“SCS”), of which Green Dot Capital Pte Ltd. (“GDCPL”) is a majority shareholder, of which Mr. Lee is a director), or (ii) 7,605,421 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement (including those held by Green Dot Capital (BVI) Inc., of which GDCPL is sole shareholder, of which Mr. Lee is a director).

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 2,291,533 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of warrants, options and Series A Preferred Stock that are held by VTF, VTF2, VTF3 and Mr. Lee.

CUSIP NO. 398081109	13D/A	8 of 35

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Vertex Venture Holdings Ltd ("VVH")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 4,947,699 shares of Common Stock[14]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 4,947,699 shares of Common Stock[14]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,947,699 shares of Common Stock[14]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): See footnote 14☒

13.	Percent of Class Represented by Amount in Row (11): 20.1%*

14.	Type of Reporting Person (See Instructions): CO

[14] Unless otherwise indicated, share information is as of July 28, 2003. Of these shares, 688,240 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 1,946,426 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 54,000 shares of Common Stock are owned directly by Vertex Investment International (I) Inc. (“VII1”), 1,807,227 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock held by VTF, Vertex Technology Fund (II) Ltd (“VTF2”) and Vertex Technology Fund (III) Ltd (“VTF3”) and 451,806 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2 and VTF3. Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2,VTF3 and VII1 and as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of these shares held by VTF, VI2, VII1, VTF2 and VTF3. In addition, Vertex Management (II) Pte. Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3, pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. By this filing, VVH does not purport to concede that it is the beneficial owner of the shares held by VTF, VII1, VI2, VTF2 or VTF3. The voting of the 2,634,666 shares of Common Stock held of record by VTF and VI2 and the 2,259,033 shares of Series A Preferred Stock held of record and issuable upon exercise of warrants held by VTF, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 5,455,054 shares of Common Stock and options exercisable within 60 days of July 28, 2003 held by other parties to the Voting Agreement, or 7,605,421 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement, nor does it include any of the 25,000 shares of Common Stock subject to options held by Mr. Lee for the benefit of VII1 which are exercisable within 60 days of July 28, 2003.

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 2,259,033 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock that are held by VTF, VTF2 and VTF3.

CUSIP NO. 398081109	13D/A	9 of 35

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Ellensburg Holding Pte Ltd ("EHP")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 4,947,699 shares of Common Stock[15]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 4,947,699 shares of Common Stock[15]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,947,699 shares of Common Stock[15]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* See footnote 15☒

13.	Percent of Class Represented by Amount in Row (11): 20.1%*

14.	Type of Reporting Person (See Instructions): CO

[15] Unless otherwise indicated, share information is as of July 28, 2003. Of these shares, 688,240 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 1,946,426 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 54,000 shares of Common Stock are owned directly by Vertex Investment International (I) Inc. (“VII1”), 1,807,227 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock held by VTF, Vertex Technology Fund (II) Ltd (“VTF2”) and Vertex Technology Fund (III) Ltd (“VTF3”) and 451,806 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2 and VTF3. Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2,VTF3 and VII1 and as the holder of more than 45% of the outstanding shares of VI2, Ellensburg Holding Pte Ltd (“EHP”), as the parent of VVH, and Singapore Technologies Pte Ltd (“STPL”), as the parent of EHP, may be deemed to have the power to vote and dispose of these shares held by VTF, VI2, VII1, VTF2 and VTF3. In addition, Vertex Management (II) Pte. Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF, VI2, VTF2 and VTF3, pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. By this filing, EHP does not purport to concede that it is the beneficial owner of the shares held by VTF, VII1, VI2, VTF2 or VTF3. The voting of the 2,634,666 shares of Common Stock held of record by VTF and VI2 and the 2,259,033 shares of Series A Preferred Stock held of record and issuable upon exercise of warrants held by VTF, VTF2 and VTF3 are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 5,455,054 shares of Common Stock and options exercisable within 60 days of July 28, 2003 held by other parties to the Voting Agreement, or 7,605,421 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement, nor does it include any of the 25,000 shares of Common Stock subject to options held by Mr. Lee for the benefit of VII1 which are exercisable within 60 days of July 28, 2003.

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 2,259,033 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock that are held by VTF, VTF2 and VTF3.

CUSIP NO. 398081109	13D/A	10 of 35

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Green Dot Capital (BVI) Inc ("GDC BVI")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 17,954,174 shares of Common Stock[16,17,18]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 75,301 shares of Common Stock[16]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,954,174 shares of Common Stock[16,17,18]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row 11: 53.0%*

14.	Type of Reporting Person (See Instructions): CO

[16] Unless otherwise indicated, share information is as of July 28, 2003. Of these shares, 75,301 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by GDC BVI. All of such shares are subject to the Voting Agreement. Green Dot Capital Pte Ltd (“GDCPL”), as the sole shareholder of GDC BVI, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of GDCPL, may be deemed to have the power to vote and dispose of these shares.

[17] Includes 9,789,153 shares of Common Stock issuable upon conversion of 7,831,323 shares of Series A Preferred Stock, and 1,957,830 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and may be deemed to be subject to shared voting power by GDC BVI with respect to the particular matters subject to the Voting Agreement. GDC BVI expressly disclaims beneficial ownership of such shares.

[18] Includes 6,406,592 shares of Common Stock and options to purchase 1,683,128 shares of Common Stock exercisable within 60 days of July 28, 2003 held of record by persons other than GDC BVI which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by GDC BVI with respect to the particular matters subject to the Voting Agreement. GDC BVI expressly disclaims beneficial ownership of such shares.

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 11,547,582 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP NO. 398081109	13D/A	11 of 35

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): STT Ventures Ltd ("STT")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Mauritius

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 17,954,174 shares of Common Stock[19,20,21]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 753,011 shares of Common Stock[19]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,954,174 shares of Common Stock[19,20,21]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row 11: 53.0%*

14.	Type of Reporting Person (See Instructions): CO

[19] Unless otherwise indicated, share information is as of July 28, 2003. Includes 753,011 shares of Common Stock held by STT. All of such shares are subject to the Voting Agreement. STT Communications Ltd (“STT Comm”), as the sole shareholder of STT, Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

[20] Includes 9,864,454 shares of Common Stock issuable upon conversion of 7,831,323 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by STT with respect to the particular matters subject to the Voting Agreement. STT expressly disclaims beneficial ownership of such shares.

[21] Includes 5,653,581 shares of Common Stock and options to purchase 1,683,128 shares of Common Stock exercisable within 60 days of July 28, 2003 held of record by persons other than STT which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by STT with respect to the particular matters subject to the Voting Agreement. STT expressly disclaims beneficial ownership of such shares.

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 11,547,582 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP NO. 398081109	13D/A	12 of 35

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): STT Communications Ltd ("STT Comm")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 17,954,174 shares of Common Stock[22,23,24]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 753,011 shares of Common Stock[22]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,954,174 shares of Common Stock[22,23,24]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row 11: 53.0%*

14.	Type of Reporting Person (See Instructions): CO

[22] Unless otherwise indicated, share information is as of July 28, 2003. Includes 753,011 shares of Common Stock held by STT Ventures Ltd (“STT”). All of such shares are subject to the Voting Agreement. STT Comm is the sole shareholder of STT. Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

[23] Includes 9,864,454 shares of Common Stock issuable upon conversion of 7,831,323 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and by virtue of the Voting Agreement may be deemed to be subject to shared voting power by STT Comm with respect to the particular matters subject to the Voting Agreement. STT Comm expressly disclaims beneficial ownership of such shares.

[24] Includes 5,653,581 shares of Common Stock and options to purchase 1,683,128 shares of Common Stock exercisable within 60 days of July 28, 2003 held of record by persons other than STT Comm which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by STT Comm with respect to the particular matters subject to the Voting Agreement. STT Comm expressly disclaims beneficial ownership of such shares.

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 11,547,582 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP NO. 398081109	13D/A	13 of 35

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Singapore Technologies Telemedia Pte Ltd ("ST Tel")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 753,011 shares of Common Stock[25,26,27]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 753,011 shares of Common Stock[25]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 753,011 shares of Common Stock[25,26,27]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares* See footnotes 26 and 27 ☒

13.	Percent of Class Represented by Amount in Row 11: 3.4%*

14.	Type of Reporting Person (See Instructions): CO

[25] Unless otherwise indicated, share information is as of July 28, 2003. Includes 753,011 shares of Common Stock held by STT Ventures Ltd (“STT”). All of such shares are subject to the Voting Agreement. Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm which is the sole shareholder of STT, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of ST Tel, may be deemed to have the power to vote and dispose of these shares.

[26] Does not include 9,864,454 shares of Common Stock issuable upon conversion of 7,831,323 shares of Series A Preferred Stock, and conversion of 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by parties to the Purchase Agreement other than STT.

[27] Does not include 5,653,581 shares of Common Stock and options to purchase 1,683,128 shares of Common Stock exercisable within 60 days of July 28, 2003 held of record by persons other than STT and STT Comm which are subject to the Voting Agreement.

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003.

CUSIP NO. 398081109	13D/A	14 of 35

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Singapore Computer Systems Ltd ("SCS")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization:

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 17,954,174 shares of Common Stock[28,29,30]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 153,128 shares of Common Stock[28]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,954,174 shares of Common Stock[28,29,30]

12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row 11: 53.0%*

14.	Type of Reporting Person (See Instructions): CO

[28] Unless otherwise indicated, share information is as of July 28, 2003. Includes 153,128 shares of Common Stock held by SCS. All of such shares are subject to the Voting Agreement. Green Dot Capital Pte Ltd (“GDCPL”), as the majority shareholder of SCS, and Singapore Technologies Pte Ltd (“STPL”), as the sole shareholder of GDCPL, may be deemed to have the power to vote and dispose of these shares.

[29] Includes 9,864,454 shares of Common Stock issuable upon conversion of 7,831,323 shares of Series A Preferred Stock, and 2,033,131 shares of Series A Preferred Stock issuable upon exercise of warrants, held by other parties to the Purchase Agreement. Such shares are subject to the Voting Agreement and may be deemed to be subject to shared voting power by SCS with respect to the particular matters subject to the Voting Agreement. SCS expressly disclaims beneficial ownership of such shares.

[30] Includes 6,253,464 shares of Common Stock and options to purchase 1,683,128 shares of Common Stock exercisable within 60 days of July 28, 2003 held of record by persons other than SCS which are subject to the Voting Agreement. By virtue of the Voting Agreement, these shares may be deemed to be subject to shared voting power by SCS with respect to the particular matters subject to the Voting Agreement. SCS expressly disclaims beneficial ownership of such shares.

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 11,547,582 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of options, warrants and Series A Preferred Stock held by the Reporting Person referenced in Item 1 in the table above and the other parties to the Voting Agreement.

CUSIP NO. 398081109	13D/A	15 of 35

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Singapore Technologies Pte Ltd ("STPL")

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: - -

		8.	Shared Voting Power: 5,929,139 shares of Common Stock[31]

		9.	Sole Dispositive Power: - -

		10.	Shared Dispositive Power: 5,929,139 shares of Common Stock[31]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,929,139 shares of Common Stock[31]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* See footnote 31 ☒

13.	Percent of Class Represented by Amount in Row (11): 24.0%

14.	Type of Reporting Person (See Instructions): CO

[31] Unless otherwise indicated, share information is as of July 28, 2003. Of these shares, 688,240 shares of Common Stock are owned directly by Vertex Technology Fund Ltd (“VTF”), 1,946,426 shares of Common Stock are owned directly by Vertex Investment (II) Ltd (“VI2”), 54,000 shares of Common Stock are owned directly by Vertex Investment International (I) Inc. (“VII1”), 153,128 shares of Common Stock are owned directly by Singapore Computer Services Ltd (“SCS”), 753,011 shares of Common Stock are owned directly by STT Ventures Ltd (“STT”), 1,807,227 shares of Common Stock are issuable upon conversion of shares of Series A Preferred Stock held by VTF, Vertex Technology Fund (II) Ltd (“VTF2”) and Vertex Technology Fund (III) Ltd (“VTF3”) and 527,107 shares of Common Stock are issuable upon the conversion of shares of Series A Preferred Stock that may be obtained upon exercise of warrants held by VTF, VTF2, VTF3 and Green Dot Capital (BVI) Inc (“GDC BVI”). Vertex Venture Holdings Ltd (“VVH”), as the majority shareholder of VTF, VTF2, VTF3 and VII1 and as the holder of more than 45% of the outstanding shares of VI2, and Ellensburg Holding Pte Ltd (“Ellensburg”), as the sole shareholder of VVH, may also be deemed to have the power to vote and dispose of the shares held by such entities. In addition, Vertex Management (II) Pte Ltd (“VM2”) and its President, Mr. Lee Kheng Nam, may be deemed to have the power to vote and dispose of the shares held by VTF, VTF2, VTF3 and VI2 pursuant to powers of attorney granted by VTF, VI2, VTF2 and VTF3 to VM2. Green Dot Capital Pte Ltd (“GDCPL”), as the sole shareholder of GDC BVI and the majority shareholder of SCS, may be deemed to have the power to vote and dispose of the shares held by GDC BVI and SCS. STT Communications Ltd (“STT Comm”), as the sole shareholder of STT, and Singapore Technologies Telemedia Pte Ltd (“ST Tel”), as the majority shareholder of STT Comm, may be deemed to have the power to vote and dispose of the shares held by STT. STPL, as (i) the sole shareholder of Ellensburg which is the sole shareholder of VVH, and (ii) the sole shareholder of GDCPL and ST Tel, may also be deemed to have the power to vote and dispose of the share held by VTF, VTF2, VTF3, VI2, VII1, STT, SCS and GDC BVI. By this filing, STPL does not purport to concede that it is the beneficial owner of such shares. The voting of the 3,540,805 shares of Common Stock held of record by VTF, VI2, SCS and STT and the 2,334,334 shares of Series A Preferred Stock held of record and issuable upon exercise of warrants held by VTF, VTF2, VTF3 and GDC BVI are also subject, with respect to certain matters, to the Voting Agreement. These amounts do not include any of the 4,548,915 shares of Common Stock and options exercisable within 60 days of July 28, 2003 held by other parties to the Voting Agreement, or 7,530,120 shares of Common Stock issuable upon conversion of Series A Preferred Stock and issuable upon conversion of Series A Preferred Stock that may be acquired upon exercise of warrants that are held by other parties to the Voting Agreement, nor does it include any of the 25,000 shares of Common Stock subject to options held by Mr. Lee for the benefit of VII1 which are exercisable within 60 days of July 28, 2003.

* Based on 22,340,842 shares of Common Stock outstanding as of July 28, 2003, and 2,334,334 shares of Common Stock that may be obtained within 60 days of July 28, 2003 upon exercise or conversion of warrants and Series A Preferred Stock that are held by VTF, VTF2, VTF3 and GDC BVI.

CUSIP NO. 398081109	13D/A	16 of 35

     This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the information set forth in the Statement on Schedule 13D (the “Original Statement”) filed by the Reporting Persons on April 29, 2002 with respect to the shares of Common Stock, par value $0.001 per share, of GRIC Communications, Inc. (“GRIC” or the “Issuer”), with its principal executive offices at 1421 McCarthy Boulevard, Milpitas, California 95035. In addition to the Items specifically amended and supplemented hereby, each other Item of the Original Statement to which the information set forth below is relevant is also amended and supplemented hereby. Except as set forth herein, to the knowledge of the Reporting Persons, there has been no material change in the information set forth in the Original Statement.

Item 2. Identity and Background.

     Item 2 of the Original Statement is hereby amended and restated to read in its entirety as follows:

(a),(b),(c) and (f)	Name, Address, Occupation or Business and Citizenship or Jurisdiction of Incorporation

This statement is filed on behalf of the entities and natural persons identified under the headings “Entities” and “Natural Persons” below (the “Reporting Persons”)

Entities The name, address, place of organization and principal business of the entities filing this statement are set forth below:

Vertex Technology Fund Ltd. (“VTF”)
Vertex Technology Fund (II) Ltd. (“VTF2”)
Vertex Technology Fund (III) Ltd. (“VTF3”)
Vertex Investment (II) Ltd. (“VI2”)
Vertex Venture Holdings Ltd (“VVH”)
Vertex Management (II) Pte Ltd (“VM2”)
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Singapore companies)
Principal business of VTF, VTF2, VTF3, VI2: Funds investment.
Principal business of VVH: Investment holdings.
Principal business of VM2: Funds management

Singapore Technologies Pte Ltd (“STPL”)
Ellensburg Holding Pte Ltd (“EHP”)
51 Cuppage Road
#09-01 StarHub Centre
Singapore 229469
(Singapore companies)
Principal business of STPL: Technology based multinational conglomerate providing research, development, manufacturing and management in engineering, technology, infrastructure, property and financial services. Principal business of EHP: Investment holdings

CUSIP NO. 398081109	13D/A	17 of 35

Green Dot Capital (BVI) Inc. (“GDC BVI”)
8 Shenton Way
#09-02 Temasek Tower
Singapore 068811
(British Virgin Islands company)
Principal business of GDC BVI: Investment holdings.

STT Ventures Ltd. (“STT”)
51 Cuppage Road, #10-11/17
StarHub Centre
Singapore 229469
(a Mauritius company)
Principal business of STT: Investment holding company

STT Communications Ltd (“STT Comm”)
51 Cuppage Road #10-11/17
The Cuppage
Singapore 229469
(a Singapore company)
Principal business of STT Comm: Provision of info-communications services and investment holding

Singapore Technologies Telemedia Pte Ltd (“ST Tel”)
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(a Singapore company)
Principal business of ST Tel: Provision of strategic media and telecommunications services, investment holding and the provision of management services

Singapore Computer Systems Ltd. (“SCS”)
7 Bedok South Road
Singapore 469272
(a Singapore company)
Principal business of SCS: Information technology company

Natural Persons The name, business or residence address and principal occupation and name, principal business and address of the organization of employment of the following natural persons filing this statement are set forth below. Mr. Lee Kheng Nam is a citizen of Singapore.

Lee Kheng Nam President, Vertex Venture Holdings Ltd., a Singapore company
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256

Other Persons and Entities Information regarding (a) Green Dot Capital Pte Ltd (“GDCPL”), a
Singapore investment holdings company that owns all of the
outstanding shares of GDC BVI and a majority of the outstanding shares of SCS, and (b) the executive officers and directors of each of VTF, VTF2, VTF3, VI2, VVH, VM2, EHP, STPL, GDC BVI, GDCPL, STT,
STT Comm, ST Tel and SCS is set forth on Schedule A hereto and incorporated herein by reference.

CUSIP NO. 398081109	13D/A	18 of 35

(c) and (d)	Criminal and Civil Proceedings

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in this Item 2 (including Schedule A hereto) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Original Statement is hereby amended to delete the last paragraph thereof and to replace it with the following:

The Reporting Persons intend to review their investment in GRIC on a continuing basis and, subject to the limitations set forth in the Stockholder Agreement, reserve the right to (i) acquire additional securities of and increase their level of investment and control in GRIC, through acquisitions in the open market or in privately negotiated transactions with GRIC or third parties or otherwise, (ii) maintain their holdings at current levels or (iii) sell or otherwise dispose of all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise or reduce their level of investment or control in GRIC. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities, at satisfactory price levels; the continuing evaluation of GRIC’s business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, Board and controlling stockholders of GRIC; and other future developments.

Except as set forth in this Statement (as amended), to each Reporting Person’s knowledge, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions requiring disclosure pursuant to Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended to provide the following updated information:

(a) and (b)	Ownership of Shares of GRIC

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this statement is provided as of July 28, 2003 (except for information regarding options exercisable within 60 days, which is provided within 60 days of July 28, 2003). The information included in this Amendment with respect to share ownership by parties to the Voting Agreement other than the Reporting Persons is based solely upon information provided to the Reporting Persons by GRIC.

Amount beneficially owned:
See Row 11 of cover page for each Reporting Person

CUSIP NO. 398081109	13D/A	19 of 35

Percent of class:
See Row 13 of cover page for each Reporting Person

Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See Row 7 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:
See Row 8 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:
See Row 9 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:
See Row 10 of cover page for each Reporting Person.

(c)	Recent Transactions

The Reporting Persons have effected the following transactions in GRIC’s Common Stock since March 1, 2003, and, to their knowledge, no person named in Item 2 (including Schedule A hereto) has effected any other transactions in GRIC’s Common Stock between March 1, 2003 and July 28, 2003. The following information does not include transactions (if any) that may have been effected by parties to the Voting Agreement, other than the Reporting Persons.

Conversions of Preferred Stock and Warrant Exercises

On July 16, 2003, STT exercised warrants for (i) 60,241 shares of Series A Preferred Stock of the Issuer, with an exercise price of $1.66 per share, which STT subsequently converted on a 1-for-1 basis into shares of Common Stock of the Issuer, and (ii) 90,361 shares of Series A Preferred Stock of the Issuer, with an exercise price of $2.49 per share, which STT subsequently converted on a 1-for-1 basis into shares of Common Stock of the Issuer. On July 16, 2003, STT converted an additional 602,409 shares of Series A Preferred Stock of the Issuer on a 1-for-1 basis into shares of Common Stock of the Issuer.

SCS converted 180,723 shares of Series A Preferred Stock of the Issuer on a 1-for-1 basis into shares of Common Stock of the Issuer on May 1, 2003.

SCS net exercised warrants for 30,120 shares of Series A Preferred Stock of the Issuer, with an exercise price of $1.66 per share, and based on the net conversion ratio received a net amount of 19,998 shares of Series A Preferred Stock of the Issuer, which SCS subsequently converted on a 1-for-1 basis into shares of Common Stock of the Issuer on June 11, 2003. SCS also net exercised warrants for 45,181 shares of Series A Preferred Stock of the Issuer, with an exercise price of $2.49 per share, and based on the net conversion ratio received a net amount of 22,407 shares of Series A Preferred Stock of the Issuer, which SCS subsequently converted on a 1-for-1 basis into shares of Common Stock of the Issuer on June 11, 2003.

GDC BVI converted 105,424 shares of Series A Preferred Stock of the Issuer on a 1-for-1 basis for shares of Common Stock of the Issuer on April 30, 2003 and 75,300 shares of Series A Preferred Stock of the Issuer on a 1-for-1 basis into shares of Common Stock of the Issuer on March 19, 2003.

CUSIP NO. 398081109	13D/A	20 of 35

Sales

SCS sold 70,000 shares of Common Stock of the Issuer at an average price of $4.6795 per share on June 5, 2003 on the open market, 20,481 shares of Common Stock of the Issuer at an average price of $4.5034 per share on May 27, 2003 on the open market, 74,900 shares of Common Stock of the Issuer at an average price of $3.8627 per share on May 22, 2003 on the open market, and 25,100 shares of Common Stock of the Issuer at an average price of $3.7841 per share on May 16, 2003 on the open market.

GDC BVI sold 92,174 shares of Common Stock of the Issuer at an average price of $4.42407 per share on June 18, 2003 on the open market, 14,430 shares of Common Stock of the Issuer at an average price of $5.012439 per share on June 6, 2003 on the open market, 179,000 shares of Common Stock of the Issuer at an average price of $3.07656 per share on May 14, 2003 on the open market, 15,600 shares of Common Stock of the Issuer at an average price of $3.050887 per share on May 13, 2003.

STT Comm sold 144,000 shares of Common Stock of the Issuer at an average price of $6.84021 per share on July 9, 2003 on the open market, 900 shares of Common Stock of the Issuer at an average price per share of $4.70 per share on July 7, 2003 on the open market, 1,100 shares of Common Stock of the Issuer at an average price of $4.70 per share on June 18, 2003 on the open market, 23,300 shares of Common Stock of the Issuer at an average price of $4.706438 per share on June 16, 2003 on the open market, 30,532 shares of Common Stock of the Issuer at an average price of $4.875776 per share on June 13, 2003 on the open market, 164,559 shares of Common Stock of the Issuer at an average price of $3.853794 per share on May 22, 2003 on the open market, 2,900 shares of Common Stock of the Issuer at an average price of $3.73 per share on May 19, 2003 on the open market, 38,254 shares of Common Stock of the Issuer at an average price of $3.806143 per share on May 16, 2003 on the open market, 80,000 shares of Common Stock of the Issuer at an average price of $3.76822 per share on May 15, 2003 on the open market and 8,000 shares of Common Stock of the Issuer at an average price of $3.20 per share on May 14, 2003 on the open market.

All of the foregoing sales were made under Rule 144, as promulgated under the Securities Act of 1933, or pursuant to a registration statement filed by the Issuer on Form S-3 (File No. 333-88492).

Option Grants

Mr. Lee was granted an option by the Issuer to purchase 7,500 shares of the Issuer’s Common Stock at $3.54 per share on May 21, 2003 in connection with his service as a director of the Issuer.

(d)	Right to Receive Dividends

Under certain circumstances set forth in the organizational documents of each of VTF, VI2, VTF2, VTF3, STT, STT Comm, SCS and GDC BVI, the shareholders of each of such entities may under certain circumstances be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of GRIC owned by each such entity of which they are a shareholder. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons on the date of this statement.

(e)	Ownership of Less Than 5% of the Class of Securities

ST Tel, the majority shareholder of STT Comm which is the sole shareholder of STT, may be deemed to own less than 5% of the outstanding Common Stock of the Issuer.

CUSIP NO. 398081109	13D/A	21 of 35

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Statement is hereby amended and restated to read in its entirety as follows:

Exhibit 1	Joint Filing Agreement for Schedule 13D/A, Amendment No. 1.

Exhibit 2	Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., the stockholders listed on Schedule B attached thereto and the investors listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.30 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Committee on April 29, 2002).

Exhibit 3	Amended and Restated Lock-Up Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 4	Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 5	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 6	Investors’ Rights Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 7	Stockholder Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.31 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

CUSIP NO. 398081109	13D/A	22 of 35

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vertex Technology Fund Ltd

Date: August 7, 2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (II) Ltd

Date: August 7, 2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Technology Fund (III) Ltd

Date: August 7, 2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Investment (II) Ltd

Date: August 7, 2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Vertex Venture Holdings Ltd

Date: August 7, 2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

Ellensburg Holding Pte Ltd

Date: August 18, 2003	By:	/s/ Teo Soon Hock

Teo Soon Hock
	Title:	Director

Singapore Technologies Pte. Ltd

Date: August 15, 2003	By:	/s/ Chua Su Li

Chua Su Li
	Title:	Company Secretary

Vertex Management (II) Pte. Ltd

Date: August 7, 2003	By:	/s/ Lee Kheng Nam

Lee Kheng Nam
	Title:	Director

CUSIP NO. 398081109	13D/A	23 of 35

Lee Kheng Nam

Date: August 7, 2003	By:	/s/ Lee Kheng Nam

Green Dot Capital (BVI) Inc

Date: August 5, 2003	By:	/s/ Ng Hark Seng

	Title:	Ng Hark Seng Director

STT Ventures Ltd

Date: August 4, 2003	By:	/s/ Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President Bus. Dev.

STT Communications Ltd

Date: August 4, 2003	By:	/s/ Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President Bus. Dev.

Singapore Technologies Telemedia Pte Ltd

Date: August 4, 2003	By:	/s/ Kek Soon Eng

Kek Soon Eng
	Title:	Senior Vice President Bus. Dev.

Singapore Computer Systems Ltd

Date: August 8, 2003	By:	/s/ Lim Joo Hong

	Name:	Lim Joo Hong

	Title:	President, CEO and Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 398081109	13D/A	24 of 35

SCHEDULE A

Schedule A is hereby amended and restated to read in its entirety as follows:

The following is a list of the directors and executive officers of VTF:

Name, Business Address
and Position at VTF	Present Principal Occupation	Citizenship

Mr. Tay Siew Choon	Managing Director and Chief	Singaporean
51 Cuppage Road	Operating Officer, STPL and
#09-01 StarHub Centre	Deputy Chairman/CEO, Green Dot
Singapore 229469	Capital Pte Ltd
(Director, VTF)

Mr. Lee Kheng Nam	President, VVH	Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, VTF)

The following is a list of the directors and executive officers of VI2:

Name, Business Address
and Position at VI2	Present Principal Occupation	Citizenship

Mr. Tay Siew Choon	Managing Director and Chief	Singaporean
51 Cuppage Road	Operating Officer, STPL and
#09-01 StarHub Centre	Deputy Chairman/CEO, Green Dot
Singapore 229469	Capital Pte Ltd
(Director, VI2)

Mr. Lee Kheng Nam	President, VVH	Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, VI2)

The following is a list of the directors and executive officers of VM2:

Name, Business Address
and Position at VM2	Present Principal Occupation	Citizenship

Mr. Tay Siew Choon	Managing Director and Chief	Singaporean
51 Cuppage Road	Operating Officer, STPL and
#09-01 StarHub Centre	Deputy Chairman/CEO, Green Dot
Singapore 229469	Capital Pte Ltd
(Director, VM2)

Mr. Lee Kheng Nam	President, VVH	Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, VM2)

CUSIP NO. 398081109	13D/A	25 of 35

Name, Business Address and
Position at VM2	Present Principal Occupation	Citizenship

Ms. Lee Kwee Jee	Director, Executive Resource, STPL	Singaporean
51 Cuppage Road
#09-01 StarHub Centre
Singapore 229469
(Director, VM2)

Mr. Sum Soon Lim	Company Director	Singaporean
51 Cuppage Road, #10-11/17
StarHub Centre
Singapore 229469
(Director, VM2)

Mr. Chua Joo Hock	Senior Vice President, VM2	Singaporean
Three Lagoon Drive, Suite 220
Redwood City, CA 94065
(Senior Vice President, VM2)

Mr. Tan Siew Teck, Frankie	Senior Vice President, VM2	Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Senior Vice President, VM2)

Mr. Yeo Choon Tat	Senior Vice President, VM2	Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Senior Vice President, VM2)

The following is a list of the directors and executive officers of VVH:

Name, Business Address and
Position at VVH	Present Principal Occupation	Citizenship

Mr. Lim Ho Kee	Company Director	Singaporean
Singapore Post
10 Eunos Road 8
Singapore Post Centre #09-02
Singapore 408600
(Director, VVH)

Mr. Tay Siew Choon	Managing Director and Chief	Singaporean
51 Cuppage Road	Operating Officer, STPL and
#09-01 StarHub Centre	Deputy Chairman/CEO, Green
Singapore 229469	Dot Capital Pte Ltd
(Director, VVH)

CUSIP NO. 398081109	13D/A	26 of 35

Name, Business Address and
Position at VVH	Present Principal Occupation	Citizenship

Mr. Lee Kheng Nam	President, VVH	Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(President and Director, VVH)

Mr. Sum Soon Lim	Company Director	Singaporean
51 Cuppage Road
#10-11/17 StarHub Centre
Singapore 229469
(Director, VVH)

Mr. Freddy Walter Orchard	Consultant	Singaporean
Government of Singapore
Investment Corporation Pte Ltd
168 Robinson Road #37-01
Capital Tower
Singapore 068912
(Director, VVH)

Mr. Oo Soon Hee	Company Director	Singaporean
Cypress Woods Pte Ltd
50 Raffles Place #43-05
Singapore Land Tower
Singapore 048623
(Director, VVH)

The following is a list of the directors and executive officers of VTF2:

Name, Business Address and
Position at VTF2	Present Principal Occupation	Citizenship

Mr. Tay Siew Choon	Managing Director and Chief	Singaporean
51 Cuppage Road	Operating Officer, STPL and
#09-01 StarHub Centre	Deputy Chairman/CEO, Green
Singapore 229469	Dot Capital Pte Ltd
(Director, VTF2)

Mr. Lee Kheng Nam	President, VVH	Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, VTF2)

Mr. Sum Soon Lim	Company Director	Singaporean
51 Cuppage Road, #10-11/17
StarHub Centre
Singapore 229469
(Director, VTF2)

CUSIP NO. 398081109	13D/A	27 of 35

The following is a list of the directors and executive officers of VTF3:

Name, Business Address
and Position at VTF3	Present Principal Occupation	Citizenship

Mr. Tay Siew Choon	Managing Director and Chief	Singaporean
51 Cuppage Road	Operating Officer, STPL and
#09-01 StarHub Centre	Deputy Chairman/CEO, Green Dot
Singapore 229469	Capital Pte Ltd
(Director, VTF3)

Mr. Lee Kheng Nam	President, VVH	Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, VTF3)

The following is a list of the directors and executive officers of STPL:

Name, Business Address
and Position at STPL	Present Principal Occupation	Citizenship

Mr. Teo Ming Kian	Chairman, Economic Development	Singaporean
Economic Development Board	Board of Singapore
250 North Bridge Road
#25-00 Raffles City Tower
Singapore 179101
(Chairman of STPL)

Ms. Ho Ching	Director, Temasek Holdings (Private)	Singaporean
Temasek Holdings (Private) Limited	Limited (an investment holding
60B Orchard Road	company)
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Deputy Chairman of STPL)

Mr. Peter Seah Lim Huat	President & CEO of STPL	Singaporean
Singapore Technologies Pte Ltd
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Director, President & CEO of STPL)

Mr. Tay Siew Choon	Managing Director and Chief Operating	Singaporean
51 Cuppage Road	Officer, STPL and Deputy Chairman/CEO,
#09-01 StarHub Centre	Green Dot Capital Pte Ltd
Singapore 229469
(Director, Managing Director and
Chief Operating Officer of STPL)

Mr. Davinder Singh	Managing Partner, Drew & Napier	Singaporean
Drew & Napier	(a law firm)
20 Raffles Place
#17-00
Ocean Towers
Singapore 048620
(Director of STPL)

CUSIP NO. 398081109	13D/A	28 of 35

Name, Business Address
and Position at STPL	Present Principal Occupation	Citizenship

Mr. Wong Kok Siew	Deputy Chairman and CEO,	Singaporean
SembCorp Industries Ltd	SembCorp Industries Ltd
30 Hill Street	(an investment holding company with key
#05-04	businesses in utilities, engineering and
Singapore 179360	construction, environmental engineering,
(Director of STPL)	logistics and marine engineering)

Mr. Goh Geok Ling	Director	Singaporean
Tuas Power Ltd
111 Somerset Road
#12-02
Singapore 238164
(Director of STPL)

Mr. Ng Boon Yew	Group Chief Financial Officer, STPL	Singaporean
51 Cuppage Road
#05-01 StarHub Centre
Singapore 229469
(Group Chief Financial Officer of STPL)

The following is a list of the directors and executive officers of GDC BVI:

Name, Business Address
and Position at GDC BVI	Present Principal Occupation	Citizenship

Mr. William Liu Wei Hai	President, GDCPL	Singaporean
Green Dot Capital Pte Ltd
8 Shenton Way
#09-02 Temasek Tower
Singapore 068811
(Director, GDC BVI)

Mr. Ng Hark Seng	Senior Vice President (Finance),
Green Dot Capital Pte Ltd	GDCPL	Singaporean
8 Shenton Way
#09-02 Temasek Tower
Singapore 068811
(Director, GDC BVI)

Mr. Sim Mong Tee	Chief Representative, STPL	Singaporean
c/o Singapore Technologies
Shanghai Office
Room 1508, 15th Floor
Pidemco Tower
318 Fu Zhou Road
Shanghai 200001, PRC
(Director, GDC BVI)

Mr. Boey Keng Chew	Chief Representative, STPL	Singaporean
c/o Singapore Technologies
Beijing Office, Suite 701
Beijing Silver Tower 2
Dongsanhuanbei Road Chaoyang District
Beijing 100027, PRC
(Director, GDC BVI)

CUSIP NO. 398081109	13D/A	29 of 35

The following is a list of the directors and executive officers of GDCPL. The business address of GDCPL is 8 Shenton Way, #09-02 Temasek Tower, Singapore 068811:

Name, Business Address
and Position at GDCPL	Present Principal Occupation	Citizenship

Mr. Marc Stern	President and Director, The	United States
The TCW Group, Inc.	TCW Group, Inc. (an asset
865 South Figueroa Street #1800	management company)
Los Angeles, CA 90017
(Chairman, GDCPL)

Mr. Tay Siew Choon	Managing Director and Chief	Singaporean
51 Cuppage Road	Operating Officer, STPL and
#09-01 StarHub Centre	Deputy Chairman/CEO, Green
Singapore 229469	Dot Capital Pte Ltd
(Deputy Chairman and CEO, GDCPL)

Tan Cheng Gay	CEO, SsangYong Cement	Singaporean
17 Pioneer Crescent	(Singapore) Limited (an
Singapore 0628522	investment holding company)
(Director, GDCPL)

Mr. Sum Soon Lim	Company Director	Singaporean
51 Cuppage Road
#10-11 StarHub Centre
Singapore 229469
(Director, GDCPL)

Mr. Lee Kheng Nam	President, VVH	Singaporean
77 Science Park Drive
#02-15 Cintech III
Singapore Science Park
Singapore 118256
(Director, GDCPL)

The following is a list of the directors and executive officers of STT:

Name, Business Address
and Position at STT	Present Principal Occupation	Citizenship

Yuvraj Kumar Juwaheer	Chartered Secretary	Mauritian
Morcellement Gujadhur
Forest Side
Mauritius
(Director, STT)

Uday Kumar Gujadhur	Chartered Accountant	Mauritian
8E, Lislet Geoffroy Street
Curepipe, Mauritius
(Director, STT)

CUSIP NO. 398081109	13D/A	30 of 35

The following is a list of the directors and executive officers of STT Comm:

Name, Business Address and
Position at STT Comm	Present Principal Occupation	Citizenship

Lee Theng Kiat	President and CEO, ST Tel	Singaporean
51 Cuppage Road, #10-11/17	and STT Comm
StarHub Centre
Singapore 229469
(President, CEO and
Director, STT Comm)

Sum Soon Lim	Company Director	Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Bertie Cheng Shao Shiong	Company Director	Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, STT Comm)

Lim Ming Seong	Corporate Advisor	Singaporean
19A, Serangoon North Ave 5
3rd Floor, Avi-Tech Building
Singapore 554859
(Director, STT Comm)

Tan Kok Quan	Advocate and Solicitor,	Singaporean
5 Shenton Way, #29-00, UIC Building	Tan Kok Quan Partnership
Singapore 068808
(Director, STT Comm)

Pek Siok Lan	Senior Vice President, Legal and	Singaporean
51 Cuppage Road #10-11/17	General Counsel,
StarHub Centre	STT Comm
Singapore 229469
(Company Secretary, STT Comm)

Mr. Tay Siew Choon	Managing Director and Chief Operating	Singaporean
51 Cuppage Road	Officer, STPL and Deputy
#09-01 StarHub Centre	Chairman/CEO, Green Dot Capital Pte Ltd
Singapore 229469
(Director, STT Com)

CUSIP NO. 398081109	13D/A	31 of 35

The following is a list of the directors and executive officers of ST Tel:

Name, Business Address and
Position at ST Tel	Present Principal Occupation	Citizenship

Tan Guong Ching	Permanent Secretary, Ministry of	Singaporean
New Phoenix Park	Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman/Director, ST Tel)

Lee Theng Kiat	President and CEO, ST Tel and	Singaporean
51 Cuppage Road, #10-11/17	STT Comm
StarHub Centre
Singapore 229469
(President, CEO and
Director, ST Tel)

Sum Soon Lim	Company Director	Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, ST Tel)

Bertie Cheng Shao Shiong	Company Director	Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director, ST Tel)

Lim Ming Seong	Corporate Advisor	Singaporean
19A, Serangoon North Ave 5
3rd Floor, Avi-Tech Building
Singapore 554859
(Director, ST Tel)

Tan Kok Quan	Advocate and Solicitor,	Singaporean
5 Shenton Way, #29-00, UIC Building	Tan Kok Quan Partnership
Singapore 068808
(Director, ST Tel)

Mr. Tay Siew Choon	Managing Director and Chief Operating	Singaporean
51 Cuppage Road	Officer, STPL and Deputy
#09-01 StarHub Centre	Chairman/CEO, Green Dot Capital Pte Ltd
Singapore 229469
(Director, ST Tel)

Pek Siok Lan	Senior Vice President, Legal and	Singaporean
51 Cuppage Road #10-11/17	General Counsel
StarHub Centre	STT Comm and ST Tel
Singapore 229469
(Company Secretary, ST Tel)

CUSIP NO. 398081109	13D/A	32 of 35

The following is a list of the directors and executive officers of SCS:

Name, Business Address and
Position at SCS	Present Principal Occupation	Citizenship

Mr. Tay Siew Choon	Managing Director and Chief Operating	Singaporean
51 Cuppage Road	Officer, STPL and Deputy
#09-01 StarHub Centre	Chairman/CEO, Green Dot Capital Pte Ltd
Singapore 229469
(Chairman, SCS)

Robert Chua Tech Chew	Executive Chairman, Excellent	Singaporean
7 Bedok South Road	Family Lifestyle Group
Singapore 469272
(Director, SCS)

Theresa Foo-Yo Mie Yoen	Chairman (non-executive) and	Singaporean
BNP Paribas Peregrine (Singapore) Ltd	Senior Advisor, BNP Paribas Peregrine
30 Cecil Street, #10-00 Prudential Tower	(Singapore) Ltd (a bank)
Singapore 049712
(Director, SCS)

Spencer Lee Tien Chye	CEO, Singapore Maybank	Malaysian
Singapore Maybank	(a bank)
18th Floor Maybank Tower
2 Battery Road
Singapore 049907
(Director, SCS)

Garfield Vorhes Nelson	Director, Nelson Buchanan &	United States
Nelson Buchanan & Oostergard Pte Ltd	Oostergard Pte Ltd (a business
9 Temasek Boulevard	consultancy company)
Suntech Tower Two, #09-02
Singapore 038989
(Director, SCS)

William Liu Wei Hai	President, Green Dot Capital Pte Ltd	Singaporean
Green Dot Capital Pte Ltd
8 Shenton Way, #09-02 Temasek Tower
Singapore 068811
(Director, SCS)

Low Sin Leng	CFO and COO, SembCorp	Singaporean
SembCorp Industries Ltd	Industries Ltd (an investment
30 Hill Street #05-04	holding company with key businesses
Singapore 179360	in utilities, engineering and construction,
(Director, SCS)	environmental engineering, logistics and marine engineering)

Donald Albert Ramble	President, Asia Pacific, Spectris plc	British
7 Bedok South Road
Singapore 469272
(Director, SCS)

Lim Joo Hong	President, CEO and Director, SCS	Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore 469272
(President, CEO and Director, SCS)

CUSIP NO. 398081109	13D/A	33 of 35

Name, Business Address
and Position at SCS	Present Principal Occupation	Citizenship

Pek Yew Chai	COO, SCS	Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore 469272
(COO, SCS)

Chua Ah Leng	Exec. VP, Solutions, SCS	Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore 469272
(Exec. VP, Solutions, SCS)

Fong Khai Yin	Exec. VP, e-Business, SCS	Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore 469272
(Exec. VP, e-Business, SCS)

Robert Koh Hwee Nguan	Exec. VP, International, SCS	Singaporean
Singapore Computer Systems Limited
7 Bedok South Road, Singapore 469272
(Exec. VP, International, SCS)

CUSIP NO. 398081109	13D/A	34 of 35

The following is a list of the directors and executive officers of EHP:

Name, Business Address and
Position at EHP	Present Principal Occupation	Citizenship

Chia Yue Joo Singapore Technologies Pte Ltd 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Company Secretary of EHP)	Director, Legal of STPL	Singaporean

See Ngee Muoy Singapore Technologies Pte Ltd 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Company Secretary of EHP)	Manager, Legal of STPL	Singaporean

Ng Boon Yew Singapore Technologies Pte Ltd 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director of EHP)	Group Chief Financial Officer of STPL	Singaporean

Teo Soon Hock Singapore Technologies Pte Ltd 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 (Director of EHP)	Group Financial Controller of STPL	Singaporean

CUSIP NO. 398081109	13D/A	35 of 35

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement for Schedule 13D/A, Amendment No. 1.

Exhibit 2	Amended and Restated Voting Agreement, entered into by and among GRIC Communications, Inc., the stockholders listed on Schedule B attached thereto and the investors listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.30 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Committee on April 29, 2002).

Exhibit 3	Amended and Restated Lock-Up Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Schedule A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.32 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 4	Amended and Restated Series A Preferred Stock and Warrant Purchase Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.29 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 5	Certificate of Amendment of Second Amended and Restated Certificate of Incorporation of GRIC Communications, Inc. (incorporated by reference from Exhibit 3.05 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 6	Investors’ Rights Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 4.03 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

Exhibit 7	Stockholder Agreement, entered into by and among GRIC Communications, Inc. and the parties listed on Exhibit A attached thereto, dated as of April 19, 2002 (incorporated by reference from Exhibit 10.31 to GRIC’s Form 8-K dated April 19, 2002 and filed with the Securities and Exchange Commission on April 29, 2002).

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)(1)

     The undersigned acknowledge and agree that the foregoing Statement on Schedule 13D/A, Amendment No. 1 with respect to the ownership by each of the undersigned of shares of GRIC Communications, Inc. is filed jointly on behalf of each of the undersigned and that all subsequent amendments to the Statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. This joint filing agreement may be included as an exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of such amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Vertex Technology Fund Ltd

Date: August 7, 2003	By: Title:	/s/ Lee Kheng Nam Lee Kheng Nam Director

Vertex Technology Fund (II) Ltd

Date: August 7, 2003	By: Title:	/s/ Lee Kheng Nam Lee Kheng Nam Director

Vertex Technology Fund (III) Ltd

Date: August 7, 2003	By: Title:	/s/ Lee Kheng Nam Lee Kheng Nam Director

Vertex Investment (II) Ltd

Date: August 7, 2003	By: Title:	/s/ Lee Kheng Nam Lee Kheng Nam Director

Vertex Venture Holdings Ltd

Date: August 7, 2003	By: Title:	/s/ Lee Kheng Nam Lee Kheng Nam Director

Ellensburg Holding Pte Ltd

Date: August 18, 2003	By: Title:	/s/ Teo Soon Hock Teo Soon Hock Director

Singapore Technologies Pte. Ltd

Date: August 15, 2003	By: Title:	/s/ Chua Su Li Chua Su Li Company Secretary

Vertex Management (II) Pte. Ltd

Date: August 7, 2003	By: Title:	/s/ Lee Kheng Nam Lee Kheng Nam Director

Lee Kheng Nam

Date: August 7, 2003	By:	/s/ Lee Kheng Nam

Green Dot Capital (BVI) Inc.

Date: August 5, 2003	By: Title:	/s/ Ng Hark Seng Ng Hark Seng Director

STT Ventures Ltd

Date: August 4, 2003	By:	/s/ Kek Soon Eng Kek Soon Eng

	Title:	Senior Vice President Bus. Dev.

STT Communications Ltd

Date: August 4, 2003	By:	/s/ Kek Soon Eng Kek Soon Eng

	Title:	Senior Vice President Bus. Dev.

Singapore Technologies Telemedia Pte Ltd

Date: August 4, 2003	By:	/s/ Kek Soon Eng Kek Soon Eng

	Title:	Senior Vice President Bus. Dev.

Singapore Computer Systems Ltd

Date: August 8, 2003	By: Title:	/s/ Lim Joo Hong Lim Joo Hong President, CEO and Director